Jill Timm
262.703.2203
Jill.Timm@kohls.com

March 6, 2024

Aamira Chaudhry and Theresa Brillant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation Form 10-K for Fiscal Year Ended January 28, 2023 File No. 001-11084

Dear Ms. Chaudhry and Ms. Brillant:

Thank you for taking the time to discuss the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Jill Timm, Chief Financial Officer of the Company, dated February 28, 2024. On behalf of the Company, we are providing the following responses to those comments. For your convenience, we have recited each comment from the Staff in bold type and have followed it with the Company’s response thereto.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note your prior comment one. Your intended revised disclosure does not appear to quantify the extent to which changes in net sales are attributable to changes in prices or to change in the volume of goods being sold. Please revise. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response

As we discussed during our phone conversation, beginning with our annual report on Form 10-K for the fiscal year ended February 3, 2024, we will quantify the extent to which changes in net sales are attributable to transactions, average transaction value, and, if material, components of average transaction value.

Key Financial Ratio Calculations, page 28

2.	We note that your response to prior comment three. It appears that you have only partially addressed our comment, accordingly, we reissue our comment in part. We note disclosure that Adjusted EBITDAR is a useful non-measure that excludes items that are

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
March 6, 2024

non-operating in nature and focuses on terms that are key to your operating performance. Please tell us how you determine that rent is non-operating in nature and is not key to your operating performance.

Response

As discussed during our phone conversation, we confirm that EBITDAR will be removed from all performance measures beginning with our annual report on Form 10-K for the fiscal year ended February 3, 2024 and will only be used as a component of our capital structure ratio. As we indicated, the capital structure ratio included in our periodic reports is the same measure that we share with our ratings agencies, is generally consistent with the leverage ratio financial covenant included in our previous unsecured revolving credit facility and is a ratio that management continues to use to analyze our debt levels.

Please do not hesitate to call me at (262) 703-2203 with any questions or further comments you may have regarding these filings or if you wish to discuss the above response.

Sincerely,

 /s/ Jill Timm

Jill Timm
Chief Financial Officer

cc: Jennifer Kent, Chief Legal Officer and Corporate Secretary